EXHIBIT 6

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2026

ONE EQUITY PARTNERS VII, L.P.

By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

ONE EQUITY PARTNERS VII-A, L.P.

By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

ONE EQUITY PARTNERS VII-B, L.P.

By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII PROJECT A CO-INVESTMENT PARTNERS, L.P.

By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII PROJECT A-I CO-INVESTMENT PARTNERS, L.P.

By: OEP VII General Partner, L.P., its general partner
By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory

OEP VII GENERAL PARTNER, L.P.

By: OEP VII GP, L.L.C., its general partner

By: /s/ Gregory Belinfanti
Name: Gregory Belinfanti
Title: Authorized Signatory